                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 10)*

                       Price Communications Corporation
                       --------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
                       --------------------------------
                        (Title of Class of Securities)

                                  741437305
                       --------------------------------
                                (CUSIP Number)

Mr. Lance Laifer                     Gerald Adler
Laifer Capital Management, Inc.      Shereff, Friedman, Hoffman & Goodman, LLP
Hilltop Partners, L.P.               919 Third Avenue
45 West 45th Street                  New York, New York 10022
New York, New York 10036             (212) 758-9500
(212) 921-4139
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              December 16, 1996
                       --------------------------------
                   (Date of Event which Requires Filing of
                               this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Check the following box if a fee is being paid with this statement: [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

CUSIP No. 741437305                                            Page 2 of 8 Pages

1     NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
            Hilltop Partners, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
3     SEC USE ONLY

4     SOURCE OF FUNDS*

      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

   NUMBER OF    7    SOLE VOTING POWER
    SHARES                 569,605

 BENEFICIALLY

   OWNED BY     8    SHARED VOTING POWER

     EACH
   REPORTING

    PERSON      9    SOLE DISPOSITIVE POWER
      WITH                 569,605

                10   SHARED DISPOSITIVE POWER


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

      PERSON
                        569,605

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        6.2%

14    TYPE OF REPORTING PERSON*

                        PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                   SCHEDULE 13D

CUSIP No. 741437305                                            Page 3 of 8 Pages

1     NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
            Laifer Capital Management, Inc.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
3     SEC USE ONLY

4     SOURCE OF FUNDS*

      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

   NUMBER OF    7    SOLE VOTING POWER
    SHARES                 772,309

 BENEFICIALLY

   OWNED BY     8    SHARED VOTING POWER
     EACH                  0

   REPORTING

    PERSON      9    SOLE DISPOSITIVE POWER
      WITH                 683,932

                10   SHARED DISPOSITIVE POWER
                           263,683


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

      PERSON

                          947,615

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        10.2%

14    TYPE OF REPORTING PERSON*
                        CO, IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                   SCHEDULE 13D

CUSIP No. 741437305                                            Page 4 of 8 Pages

1     NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

            Lance Laifer

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
3     SEC USE ONLY

4     SOURCE OF FUNDS*

      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

   NUMBER OF    7    SOLE VOTING POWER
    SHARES                 772,309

 BENEFICIALLY

   OWNED BY     8    SHARED VOTING POWER
     EACH                  0

   REPORTING

    PERSON      9    SOLE DISPOSITIVE POWER
      WITH                 683,932

                10   SHARED DISPOSITIVE POWER
                           263,683


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

      PERSON

                          947,615

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        10.2%

14    TYPE OF REPORTING PERSON*

                        IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                         Schedule 13D Amendment No. 10
                       Price Communications Corporation

            This Amendment No. 10 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D filed October 29, 1993 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D filed December 17, 1993, Amendment No. 2 to the Schedule 13D filed February 5, 1994, Amendment No. 3 to the Schedule 13D filed March 1, 1994, Amendment No. 4 to the Schedule 13D filed March 18, 1994, Amendment No. 5 to the Schedule 13D filed December 5, 1994, Amendment No. 6 to the Schedule 13D filed December 20, 1994, Amendment No. 7 to the Schedule 13D filed March 9, 1995, Amendment No. 8 to the Schedule 13D filed July 6, 1995 and Amendment No. 9 to the Schedule 13D filed June 7, 1996 by Hilltop Partners, L.P., Laifer Capital Management, Inc. (formerly known as Laifer Inc.) and Lance Laifer (collectively, the "Reporting Persons"), each relating to the common stock, par value $.01 per share (the "Common Stock"), of Price Communications Corporation, a Delaware corporation (the "Company"). The above-referenced Statement on Schedule 13D and Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7, No. 8 and No. 9 are collectively referred to herein as the "Schedule 13D". All terms used herein but not defined herein shall have the meanings given to them in the Schedule 13D.

Item 5. Interest in Securities of Issuer.

            Item 5 is amended and restated to read in full as follows:

            (a) Hilltop Partners, L.P. is the beneficial owner of 569,605 shares (6.2%) of Common Stock.

            Laifer Capital Management, Inc. is the beneficial owner of 947,615 shares (10.2%) of Common Stock. The 947,615 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. includes (i) 569,605 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner and Investment Advisor to Hilltop Partners, L.P., which shares have been described in the previous paragraph and (ii) 378,010 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to various other clients. These clients include: (a) various Wolfson family entities, with an address at One State Street Plaza, New York, New York 10004-1505, (b) Haussman Holdings N.V., a Netherlands Antilles corporation, (c) various charitable trusts, with an address at One State Street Plaza, New York, New York 10004-1505 and (d) Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (the "Clients").

            Lance Laifer, as president and principal stockholder of Laifer Capital Management, Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.

            The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with

Rule 13d-3 under the Securities Exchange Act of 1934, as amended. As of November 8, 1996, there were 9,247,208 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1996.

            (b) Hilltop Partners, L.P. has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 569,605 shares of Common Stock beneficially owned by it. Hilltop Partners, L.P.'s power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as the General Partner of Hilltop Partners, L.P.

            Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 569,605 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop Partners, L.P. Laifer Capital Management, Inc. (i) has sole power to vote and to direct the voting of 202,704 shares of Common Stock owned by certain of the Clients, (ii) has the sole power to dispose and direct the disposition of 114,327 shares of Common Stock owned by Offshore and
(iii) shares with certain of the Clients the power to dispose and direct the disposition of 263,683 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to such Clients.

            (c) All transactions in the Common Stock effected by the Reporting Persons and the Covered Persons during the past sixty days are set forth in Annex A attached hereto and are incorporated herein by reference. In addition, Mr. Eisenberger, one of the Covered Persons, sold 500 shares of Common Stock on December 10, 1996 at a net price of $8.5025 per share and 500 shares of Common Stock on December 19, 1996 at a net price of $8.5025 per share.

            (d) Not applicable.

            (e) Not applicable.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 19, 1996           HILLTOP PARTNERS, L.P.


                                    By: LAIFER CAPITAL MANAGEMENT,
                                          Inc, as General Partner


                                          By: /s/ Lance Laifer
                                              -------------------------
                                              Lance Laifer
                                              President



                                    LAIFER CAPITAL MANAGEMENT, INC.

                                          By: /s/ Lance Laifer
                                              -------------------------
                                              Lance Laifer
                                              President


                                              /s/ Lance Laifer
                                              -------------------------
                                              Lance Laifer

                                     Annex A

                        Price Communications Corporation*


                                    Laifer Cap.  Hilltop    Wolfson     Offshore    Haussman
             Price($)    Comm.($)   # Shares     # Shares   # Shares    # Shares    # Shares
             --------    --------   --------     --------   --------    --------    --------
10/24/96    $8.375       $0.05       5,000        2,500        1,600       500         400
10/29/96     8.50         0.05       2,000        1,000          600       200         200
11/21/96     8.375        0.05       6,000        6,000            0         0           0
11/25/96     8.375        0.05       6,000            0        6,000         0           0
11/27/96     8.25         0.05      10,000            0       10,000         0           0
11/29/96     8.125        0.05       1,000            0        1,000         0           0
12/09/96     8.4375       0.05       5,000        5,000            0         0           0
12/16/96     8.375        0.05     129,461            0      129,461         0           0
12/19/96     8.50         0.05     100,000       20,000       80,000         0           0
<

----------
*  All transactions reported were open-market sales.

